Prospectus Supplement No. 2
to Prospectus Dated February 13, 2006
Filed pursuant to Rule 424(b)(7)
Registration No. 333-127797
El Paso Corporation
750,000 Shares of 4.99% Convertible Perpetual Preferred Stock
(liquidation preference $1,000 per share)

57,581,550 Shares of Common Stock
issuable upon conversion of the Preferred Stock

This prospectus supplement updates and amends certain information contained in the prospectus dated February 13, 2006, as amended and supplemented, relating to the offer and resale, from time to time, of up to 750,000 shares of 4.99% Convertible Perpetual Preferred Stock (liquidation preference $1,000 per share), par value $0.01 per share, and the shares of our common stock, par value $3.00 per share, issuable upon the conversion of the preferred stock. The terms of the preferred stock are set forth in the prospectus and any supplements or amendments thereto. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus and any amendments or supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus or in any prospectus supplement.

Investing in the preferred stock or common stock involves risks. See “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 19, 2006.

SELLING STOCKHOLDERS

The information in the table appearing under the caption “Selling Stockholders” beginning on page 36 of the prospectus dated February 13, 2006 are modified by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus or in any amendments or supplements thereto with the information that is set forth below:

			Securities Offered by
	Ownership Before Closing		this Prospectus		Ownership After Offering

Name	Preferred	Common	Preferred	Common	Preferred	Common	% of Common	(1)

Akanthos Arbitrage Master Fund, LP(2)	5,000	383,877	5,000	383,877	0	0	*
Basso Five Sticks, L.P. (3)	610	46,833	610	46,833	0	0	*
Basso Holdings Ltd. (3)	8,281	631,938	8,281	631,938	0	0	*
Basso Fund Ltd. (3)	555	42,610	555	42,610	0	0	*
Basso Multi-Strategy Holding Fund Ltd. (3)	1,654	126,987	1,654	126,987	0	0	*
*	Less than 1%

(1)	Based on 660,021,504 shares of common stock outstanding as of May 3, 2006.
(2)	Akanthos Capital Management, LLC is the general partner of this selling stockholder.
(3)
Basso Capital Management, L.P. is the investment manager of this selling stockholder. Howard Fischer is a managing member of the general partner of the investment manager and has ultimate responsibility for trading for this selling stockholder. Mr. Fischer disclaims ultimate beneficial ownership of the preferred and common stock.